UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       Grupo Televisa, S.A. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Series A Shares ("A Shares")
                         Series B Shares ("B Shares")
                     Dividend Preferred Shares ("D Shares")
                          Series L Shares ("L Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40049J206(1)
            -------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                             Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 7, 2005
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
                       13d-1(g), check the following box [ ].

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continuing on the following pages)


--------------------------------

(1) CUSIP number is for the Global Depositary Shares ("GDSs") only. GDSs each represent twenty certificados de participacion ordinarios ("CPOs"), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares. No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares, since such securities are not traded in the United States.

CUSIP No. 40049J206 GDSs                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Helu

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Carlos Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marco Antonio Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Patrick Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Maria Soumaya Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Vanessa Paola Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D



1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Johanna Monique Slim Domit

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grupo Financiero Inbursa, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |X|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  5,083,664,398 B Shares (See Item 5)

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                58,691,655,004 A Shares, 5,083,664,398 B Shares
                                8,087,647,906 D Shares and 8,087,647,906 L
                                Shares (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,691,655,004 A Shares, 5,083,664,398 B Shares and 8,087,647,906 D Shares
    8,087,647,906 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.31% of A Shares, 8.52% of B Shares, 8.87% of D Shares and 8.87% of
    L Shares

14  TYPE OF REPORTING PERSON*

    HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Trust No. F/0008 (the "Pension Trust")

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                     |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

                            7   SOLE VOTING POWER

                                0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                  0

                            9   SOLE DISPOSITIVE POWER

                                0

                           10   SHARED DISPOSITIVE POWER

                                3,315,099,800 A Shares, 2,917,287,824 B Shares
                                and 4,641,139,720 D Shares 4,641,139,720
                                L Shares(See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,315,099,800 A Shares, 2,917,287,824 B Shares and 4,641,139,720 D Shares
    4,641,139,720 L Shares(See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.67% of A Shares, 4.89% of B Shares, 5.09% of D Shares and 5.09% of
    L Shares

14  TYPE OF REPORTING PERSON*

    EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40049J206 GDSs                  13D

Item 1.           Security and Issuer.
------            -------------------

                  This Amendment No. 1 (the "Amendment") amends the initial
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on April 5, 2004, by the Reporting Persons (as defined below), with respect to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares of common stock no par value (the "D Shares"), and the limited-voting Series L Shares of common stock, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A. (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

                  The Shares trade in the United Mexican States ("Mexico") primarily in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises 117 Shares (25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares), and in the United States in the form of global depositary shares ("GDSs"), each of which represents 20 CPOs.

                  The Issuer is a sociedad anonima organized under the laws of Mexico, whose principal executive offices are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico.

Item 2.           Identity and Background.
------            -----------------------

                  (a) - (c) and (f):

                  This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

                  (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Grupo Financiero Inbursa, S.A. de C.V. ("GFI"). As a result, ownership of all Shares beneficially owned by GFI may be deemed to be shared among each member of the Slim Family.

                  (2) GFI is a sociedad anonima de capital variable organized under the laws of Mexico. GFI is a financial services holding company. GFI owns the majority of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. Shares reported as beneficially owned by GFI include Shares owned directly by Trust No. F/0553, a trust established under the laws of Mexico (the "Inbursa Trust"), which are held for the benefit of Promotora Inbursa, S.A. de C.V. ("Promotora Inbursa"), an indirect subsidiary of GFI. Banco Inbursa S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria, is the trustee of the Inbursa Trust and a subsidiary of GFI.

                  (3) Trust No. F/0008 (the "Pension Trust") is a trust organized under the laws of Mexico as a pension plan for employees of a Mexican company. Banco Inbursa S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria, is the trustee of the Pension Trust and a subsidiary of GFI. The other Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Pension Trust.

                  The names, addresses, occupations and citizenship of the Slim Family and the executive officers and directors of GFI are set forth in Schedule I attached hereto.

                  (d) and (e)

                  None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

                  As more fully described under Item 4, on June 1, 2005, pursuant to the Spin-off (as defined below) Promotora Inbursa contributed to Promotora del Desarrollo de America Latina, S.A. de C.V. ("Promotora Ideal") the beneficial rights of the Inbursa Trust to two-thirds of its Shares (consisting of 132,603,992 CPOs, which represent 3,315,099,800 A Shares, 2,917,287,824 B
Shares, 4,641,139,720 D Shares and 4,641,139,720 L Shares) held directly by the Shareholder Trust (the "Spun-off Shares"). The transfer of Spun-off Shares was made without any consideration.

                  On June 7, 2005, Promotora Ideal transferred the Spun-off Shares to the Pension Trust. The aggregate amount of funds utilized to purchase the Spun-off Shares was 4,336,150,538.40 Mexican pesos (approximately U.S. $399.28 million based on an exchange rate of 10.86 Mexican pesos per U.S. dollar, the exchange rate in effect on June 7, 2005). The funds used to purchase the Spun-off Shares were obtained from the working capital of the Pension Trust.

Item 4.           Purpose of Transaction.
------            ----------------------

                  As described in greater detail under Item 4 of the Schedule 13D, on March 23, 2004, (i) the Inbursa Trust, (ii) Trust No. 80370, a trust organized under the laws of Mexico for the benefit of Emilio Fernando Azcarraga Jean ("EAJ") (the "Azcarraga Trust") and Grupo Triple "B", S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("Grupo BBB") and (iii) Trust No. 14520-1, a trust established under the laws of Mexico (the "Investor Trust") for the benefit of Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez and Carlos Fernandez Gonzalez (the "Investors") contributed all their shares in Televicentro to the Shareholder Trust and became beneficiaries of the Shareholder Trust. EAJ owns 99.96% of the outstanding voting equity securities of Grupo BBB.

                  Trust Agreement
                  ---------------

                  Voting of Shares. Pursuant to the agreement governing the Shareholder Trust (the "Trust Agreement"), the Shares held through the Shareholder Trust are voted by the trustee as instructed by a Technical Committee comprising five members--three appointed by the Azcarraga Trust and one appointed by each of the Investor Trust and the Inbursa Trust. Accordingly, except as described below, EAJ controls the voting of the shares held through the Shareholder Trust. In elections of directors, the Technical Committee instructs the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by EAJ. As a result, EAJ has the ability to direct the election of eleven out of 20 members of the Issuer's board of directors.

                  In accordance with the Trust Agreement, the Technical Committee instructs the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals to be elected as members of the Board of Directors of the Issuer, who are designated as follows. EAJ is entitled to nominate two individuals. The Inbursa Trust is entitled to nominate two individuals so long as the shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares. Until the Investor Trust is entitled to withdraw all its Shares from the Shareholder Trust, and so long as the Shares it holds through the Shareholder Trust constitute more than two percent of the total issued and outstanding Shares, it is entitled to nominate one individual. Because the B Shares held through the Shareholder Trust following the Televicentro Distribution constitute 8.52% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to the Issuer's Board.

                  EAJ has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Trust Agreement, including increases or reductions in the capital stock of the Issuer (other than the acquisitions by the Issuer of its capital stock as permitted by Mexican law); merger, split-up, dissolution, liquidation or bankruptcy proceedings of the Issuer; related party transactions, extensions of credit, the purchase or sale of assets of the Issuer or share repurchases, in each case exceeding specified thresholds; the furnishment of guaranties, other than in the ordinary course of business; and selection of the chairman of the Issuer's board of directors, if different from EAJ. If either of the Inbursa Trust or the Investor Trust requests that Shares be voted in a particular way on such a matter, and EAJ declines to do so, then notwithstanding the arrangements described below, such party may immediately withdraw its Shares from the Shareholder Trust. These consultation rights will terminate as to either the Inbursa Trust or the Investor Trust if it ceases to be party to the Shareholder Trust or if it owns less than two percent of the total issued and outstanding Shares.

                  Release of Shares. Before July 1, 2005 (except as described above or upon certain changes in Mexican tax laws), the Shareholder Trust beneficiaries were not permitted to withdraw Shares from the Shareholder Trust or to pledge Shares without the consent of the other beneficiaries. During this period, Shareholder Trust beneficiaries had only limited rights to transfer, assign or pledge their interests in the Shareholder Trust. Such limited rights included the rights of Shareholder Trust beneficiaries to transfer, assign or pledge their interests to an Affiliate (as defined in the Trust Agreement), provided that a notice to the Shareholder Trust beneficiaries was given in writing stating the Affiliate's intent to assume the rights and obligations of the Trust Agreement. Beginning July 1, 2005, the Investor Trust may withdraw any or all of its Shares from the Shareholder Trust. The Inbursa Trust may withdraw up to two-thirds of its Shares from July 1, 2005 through June 30, 2009 and any or all of its Shares beginning July 1, 2009. The Azcarraga Trust may withdraw any or all of its Shares from the Shareholder Trust beginning July 1, 2005, but upon any such withdrawal, the Inbursa Trust may freely withdraw any or all of its Shares. Notwithstanding these restrictions, if EAJ transfers Shares such that a third party would control the Issuer, and at the time of the transfer there is no law that would require the third party purchaser to tender for all outstanding Shares (including Shares beneficially owned by the Investor Trust and in the Inbursa Trust), the Investor Trust and the Inbursa Trust will have the right to participate in the transfer on the same terms and conditions as EAJ.

                  Notice
                  ------

                  On May 17, 2005, in order to comply with the transfer restrictions imposed by the Trust Agreement, Promotora Inbursa notified the Shareholder Trust beneficiaries in writing of the successive transfers to be made to an Affiliate and its Affiliate's intent to assume all of the rights and obligations of the Trust Agreement (the "Notice").

                  Spin-off
                  --------

                  On May 18, 2005, an extraordinary shareholders meeting of Promotora Inbursa approved the spin-off of Promotora Ideal (the "Spin-off") from Promotora Inbursa and the contribution of certain assets, including the Spun-off Shares, to Promotora Ideal. The Spin-off was implemented using a procedure under Mexican corporate law known as an escision or "split-up." The contribution of the Spun-off Shares by Promotora Inbursa to Promotora Ideal was effective as of June 1, 2005, which was the date of incorporation of Promotora Ideal. Promotora Inbursa retained the beneficial rights of the Inbursa Trust to one-third of its Shares (a total of 66,301,996 CPOs, which represent 1,657,549,900 A Shares, 1,458,643,912 B Shares, 2,320,569,860 D Shares and 2,320,569,860 L Shares) held directly by the Shareholder Trust.

                  The Spin-off is one part of a process of corporate restructuring being conducted by GFI, which will result in the creation of a new corporate entity, Impulsora del Desarrollo Economico de America Latina, S.A. de C.V. (IDEAL). The shares of IDEAL will be listed on the Mexican Stock Exchange. Once the restructuring has been completed, a majority of the outstanding voting equity securities of IDEAL will be beneficially owned, directly or indirectly, by the Slim Family.

                  Assignment
                  ----------

                  Promotora Ideal instructed the Inbursa Trust to transfer the Spun-off Shares to the Pension Trust in exchange for 4,336,150,538.40 Mexican pesos (approximately U.S. $399.28 million based on an exchange rate of 10.86 Mexican pesos per U.S. dollar, the exchange rate in effect on June 7, 2005).

                  Pursuant to the terms of the Trust Agreement, the Pension Trust delivered a withdrawal notice to the trustee of the Shareholders Trust, and, on July 1, 2005, the Pension Trust withdrew all of its Shares from the Shareholder Trust.

                  General
                  -------

                  The provisions of the Trust Agreement are set forth as exhibits to this Statement, and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of this document is a summary only and is qualified in its entirety by reference to such document.

                  Except as set forth in this Statement, the Reporting Persons currently have no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of
Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by the Reporting Persons.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

                  (a) The Shareholder Trust, the Azcarraga Trust, the Inbursa Trust, the Investor Trust, EAJ, Promotora Inbursa and the Investors constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Shareholder Trust beneficially owns directly, and each of the Azcarraga Trust, the Inbursa Trust, the Investor Trust and each Investor may be deemed to beneficially own indirectly the following number of Shares: 58,691,655,004 A Shares, which constitute approximately 47.31% of the 124,060,976,675 A Shares outstanding; 5,083,664,398 B Shares, which constitute approximately 8.52% of the 59,675,447,396 B Shares outstanding; 8,087,647,906 D Shares, which constitute approximately 8.87% of the 91,188,347,215 D Shares outstanding; and 8,087,647,906 L Shares, which constitute approximately 8.87% of the 91,188,347,215 L Shares outstanding.

                  Shares held directly by members of the "group" (as described above) other than the Reporting Persons are not disclosed in this Amendment. Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares directly beneficially owned by any direct or indirect participant in the Shareholder Trust, other than the Reporting Persons.

                  The Pension Trust beneficially owns directly 132,603,992 CPOs, which represent 3,315,099,800 A Shares, 2,917,287,824 B Shares, 4,461,139,720 D
Shares, and 4,641,139,720 L Shares. The Shares beneficially owned by the Pension Trust constitute approximately 2.67% of the 124,060,976,675 A Shares outstanding; 4.89% of the 59,675,447,396 B Shares outstanding; 5.09% of the 91,188,347,215 D Shares outstanding; and 5.09% of the 91,188,347,215 L Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares beneficially owned by the Pension Trust.

                  (b)      (1)      Shareholder Trust

                           Pursuant to the Trust Agreement, the Shareholder
Trust has the shared power to vote, or direct the voting, of the following number of Shares: 58,691,655,004 A Shares, 5,083,664,398 B Shares, 8,087,647,906
D Shares, and 8,087,647,906 L Shares. The Shareholder Trust will have no power to dispose, or direct the disposition, of any Shares. Each of the beneficiaries of the Shareholder Trust will have the shared power to dispose, or direct the disposition, of the Shares held by the Shareholder Trust.

                           (2)      Promotora Inbursa

                           Pursuant to the Trust Agreement, Promotora Inbursa,
as the sole beneficiary of the Inbursa Trust with respect to the Shares, has the shared power to vote, or direct the voting, of the 5,083,664,398 B Shares with respect to the election of two individuals to serve as members of the Issuer's Board of Directors.

                           Pursuant to the Trust Agreement, Promotora Inbursa,
as the sole beneficiary of the Inbursa Trust with respect to the Shares, has the shared power to dispose, or direct the disposition, of the following number of Shares: 58,691,655,004 A Shares, 5,083,664,398 B Shares, 8,087,647,906 D Shares, and 8,087,647,906 L Shares.

                           Upon release of all Shares from the Shareholder
Trust, Promotora Inbursa would have the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares: 1,657,549,900 A Shares, 1,458,643,912 B Shares, 2,320,569,860 D Shares and 2,320,569,860 L Shares.

                           As discussed in Item 2, Shares held directly by the
Inbursa Trust for the benefit of Promotora Inbursa are reported as beneficially owned by GFI.

                           (3)      Pension Trust

                           Following the withdrawal of all Shares from the
Shareholder Trust, the Pension Trust has the shared power to dispose, or direct the disposition, of the following number of Shares: 3,315,099,800 A Shares, 2,917,287,824 B Shares, 4,641,139,720 D Shares and 4,641,139,720 L Shares.

                           Following the withdrawal of all Shares from the
Shareholder Trust, the Pension Trust has the sole power to vote, or direct the voting, and the sole power to dispose, or direct the disposition, of the following number of Shares: 3,315,099,800 A Shares, 2,917,287,824 B Shares, 4,641,139,720 D Shares and 4,641,139,720 L Shares.

                  (c) Except as described herein, no transactions in Shares were effected during the past 60 days by any Reporting Person.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                  ------------------------------------

                  Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to Shares.

Item 7.           Material to be Filed as Exhibits.
------            --------------------------------

                                  EXHIBIT INDEX


Exhibit Number                    Description
--------------                    -----------

99.1 Power of Attorney of the Pension Trust, dated as of June 29, 2005

99.2                              Joint Filing Agreement, dated as of
                                  July 6, 2005

The Powers of Attorney for the Slim Family and GFI and the Trust Agreement, all of which were filed as exhibits to the Schedule 13D filed on April 5, 2004, are hereby incorporated herein by reference.

CUSIP No. 40049J206 GDSs                  13D                      Page 18 of 29


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Carlos Slim Helu


         -------------------------------------

         Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
                                                       -----------------------
         -------------------------------------         Eduardo Valdes Acra
                                                       Attorney-in-Fact
         Marco Antonio Slim Domit                      July 6, 2005


         -------------------------------------

         Patrick Slim Domit


         -------------------------------------

         Maria Soumaya Slim Domit


         -------------------------------------

         Vanessa Paola Slim Domit


         -------------------------------------

         Johanna Monique Slim Domit


         -------------------------------------


         GRUPO FINANCIERO INBURSA, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Fiduciary Attorney-in-Fact


         BANCO INBURSA, S.A. INSTITUCION DE
         BANCA MULTIPLE GRUPO FINANCIERO
         INBURSA, AS TRUSTEE OF TRUST NO.
         F/0008

         -------------------------------------
         By: Raul Zepeda
         Title: Attorney-in-Fact

                                   SCHEDULE I



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

           All of the individuals listed below are citizens of Mexico.


Name                                     Principal Occupation
----                                     --------------------

Carlos Slim Helu                         Chairman Emeritus of the Board of
                                         Telefonos de Mexico, S.A. de C.V.,
                                         Chairman Emeritus of the Board of
                                         America Movil, S.A. de C.V., Chairman
                                         Emeritus of the Board of Carso Global
                                         Telecom, S.A. de C.V., Chairman
                                         Emeritus of the Board of America
                                         Telecom, S.A. de C.V. and Chairman
                                         Emeritus of Grupo Carso, S.A. de C.V.

Carlos Slim Domit                        Chairman of the Board of Telefonos de
                                         Mexico, S.A. de C.V., Chairman of the
                                         Board of Grupo Carso, S.A. de C.V.
                                         and President of Grupo Sanborns, S.A.
                                         de C.V.

Marco Antonio Slim Domit                 Chairman of the Board of Grupo
                                         Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit                       Chairman of the Board of America Movil,
                                         S.A. de C.V., Chairman of the Board
                                         of America Telecom, S.A. de C.V. and
                                         Vice President of Commercial Markets
                                         of Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit                 President of Museo Soumaya

Vanessa Paola Slim Domit                 Private Investor

Johanna Monique Slim Domit               Private Investor

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                                     Principal Occupation
-----------------                                     --------------------

Directors

Carlos Slim Helu (Chairman Emeritus)                  Chairman Emeritus of the Board of Telefonos de
                                                      Mexico, S.A. de C.V., Chairman Emeritus of the Board
                                                      of America Movil, S.A. de C.V., Chairman Emeritus of
                                                      the Board of Carso Global Telecom, S.A. de C.V. and
                                                      Chairman Emeritus of the Board of America Telecom,
                                                      S.A. de C.V.

Marco Antonio Slim Domit                              Chairman of the Board of Grupo Financiero Inbursa,
(Chairman of the Board)                               S.A. de C.V.

Eduardo Valdes Acra                                   Chief Executive Officer of Inversora Bursatil, S.A.
(Vice-Chairman of the Board)                          de C.V., Casa de Bolsa, Grupo Financiero Inbursa

Agustin Franco Macias (Director)                      Chairman of Cryoinfra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)                Chairman of the Board of Kimberly Clark de Mexico,
                                                      S.A. de C.V.

Juan Antonio Perez Simon (Director)                   Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

David Ibarra Munoz (Director)                         Independent Economist

Jose Kuri Harfush (Director)                          President of Janel, S.A. de C.V.

Arturo Elias Ayub (Director)                          Director of  Strategic Alliances of Telefonos de
                                                      Mexico, S.A. de C.V.

Javier Foncerrada Izquierdo (Director)                Chief Executive Officer of Banco Inbursa, S.A.,
                                                      Institucion de Banca Multiple, Grupo Financiero
                                                      Inbursa.

Hector Slim Seade (Director)                          Director of Support of Operations of Telefonos de
                                                      Mexico, S.A. de C.V.

Antonio Cosio Pando (Director)                        General Manager of Compania Industrial de Tepeji del
                                                      Rio, S.A. de C.V.

Fernando Chico Pardo (Director)                       President of Promecap, S.A. de C.V.

Angeles Espinosa Yglesias (Director)                  Philantropist and Private Investor

Guillermo Gutierrez Saldivar (Director)               Chief Executive Officer of Equipos Electromecanicos,
                                                      S.A. de C.V.

Laura Diez Barroso Azcarrada de Laviada (Director)    President of Editorial Eres, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit (President)                  President of Grupo Financiero Inbursa, S.A. de C.V.
